N E W S   R E L E A S E

Find your friends online with OzEmail Buddy

FOR MORE INFORMATION CONTACT:

Helen Forde - Sydney, Australia - (+612) 9433 2461, 0411 530 461

Sydney, 23 July, 1998 OzEmail Limited (ASX: OZM) (Nasdaq: OZEMY), the leading provider of comprehensive Internet services in Australasia today unveiled OzEmail Buddy. A two-fold, instant messaging service, OzEmail Buddy enables Internet users to view whether friends, family and colleagues are online and allows the exchange of private messages in real-time.

"Regardless of whether you buy, aggregate or develop your own localised content in Australia it's a tough business and certainly becoming more competitive every day," said OzEmail's President and Chief Operating Officer, David Spence. "The trick is to pick the voids in the consumer market and fill them. So, naturally we're placing the first stake in the Australian soil with OzEmail Buddy, the first Australian-based instant messaging service."

Using a user's IP address and a simple pinging method, this service allows users to quickly identify who's online and ready to chat and who's not. Often described as an adjunct to email communication, an instant messaging service like OzEmail Buddy paves the way for consumers in Australia and across the globe to find and instantly communicate with their friends in an easy-to-use, friendly and responsive Web-based environment.

To mark the launch of the new service, OzEmail is offering all Australians who register with OzEmail Buddy before 16 August, 1998 the chance to win a $1000 cash prize.

"The success of Mirabilis' ICQ demonstrates the value of instant messaging on the Internet and Buddy adds another application to the host of value-added services that OzEmail is bringing to the Australian market," said Mr Spence. "Buddy promotes direct, instantaneous communication with friends and family while Chat City fosters community spirit through meeting new people, hearing new ideas and discussing a diverse range of topics."

"We believe that our chat and instant messaging services will complement each other very well," said Mr Spence. "Chat City has far exceeded our volume expectations with more than 30,000 registrations recorded in the three months since launch. This just proves that Net users love the inter-activity the Internet can offer."

Registration with OzEmail Buddy is free and is available to all Internet users around the world at http://www.buddy.com.au. Users who have already registered with OzEmail's recently launched chat service, Chat City, will not need to register again. The same registration details can be used in both services.

How does OzEmail Buddy work? After a small file has been downloaded and installed on the user's PC, they are ready to begin the OzEmail Buddy instant messaging adventure. To use OzEmail Buddy effectively, a user must compile a list of family, friends and colleagues. The user can search the directory service to confirm if their compiled list of 'buddies' are already registered with OzEmail Buddy. If the search is successful, the user can immediately start instant messaging online with their friends. For 'buddies' not registered with the service, the user can send them an invitation to join OzEmail Buddy via email.

How are 'buddies' monitored? OzEmail Buddy continually monitors the status of the user's 'Buddy' list. If a ping test between IP ranges proves successful and the 'buddy' is identified as being online, their name will be highlighted in green in the OzEmail Buddy dialogue box. When a user notices that their 'buddy' is highlighted green and online, they can send an 'instant message'. OzEmail Buddy also allows users to hold an interactive group conference with three or more users. When their buddies are off line, the name appears in black. An additional, "I am hidden" feature, enables an OzEmail Buddy user to appear invisible to all other or specific OzEmail Buddy users.

"Let OzEmail Buddy track down your friends where ever they are!" concluded Mr Spence.

OzEmail Buddy is located at http://www.buddy.com.au

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on elecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and the need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission including its registration statement on Form 10-K dated May 15, 1998, and its 10-Q for the first quarter 1998 dated May 21, 1998.